Exhibit (e)(51)

Joinder

The undersigned is executing and delivering this joinder agreement (this “Joinder”) pursuant to that certain Tender and Support Agreement, dated as of February 16, 2025 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Support Agreement”) by and between Shift4 Payments, Inc., a Delaware corporation (“Parent”), and Thomas W. Farley (the “Shareholder”), a shareholder of Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland, with its registered office in Zurichstrasse 38, 8306, Bruttisellen, Switzerland (the “Company”). Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder to the Support Agreement, the undersigned hereby adopts and approves the Support Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned becoming a Beneficial Owner of Equity Interests, to become a Party to, and to be bound by and comply with the provisions of, the Support Agreement applicable to the Shareholder in the same manner as if the undersigned were an original signatory to the Support Agreement.

Section 9 of the Support Agreement is hereby incorporated herein by reference, mutatis mutandis.

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Accordingly, the undersigned has executed and delivered this Joinder as of the 31st day of March, 2025.

Morgan Stanley Global Income Funding Trust “MS GIFT”

By:	/s/ Ross Richards
Name: Ross Richards
Title: MS GIFT Authorized Signer
MS GIFT Complex Asset Committee Chair

Notice Information
Address: Morgan Stanley, 233 S. Wacker Drive, 82nd floor, Chicago IL 60606 Email: ross.richards@morganstanley.com